Exhibit 99.1

Nano Dimension Gains RoHS 3 Certification

CONFIRMATION THAT NANO’S MATERIALS ARE NON-HAZARDOUS AND RECYCLABLE

Boca Raton, Florida, June 15, 2020 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), a leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, announced today that it has successfully achieved the RoHS 3 certification.

The certification confirms that the dielectric and conductive inks used by the DragonFly LDM System for additive manufacturing of electronics are recyclable as well as non-hazardous and non-polluting. In addition, it assures that the waste created in the printing process may be recycled or disposed without any restrictions.

Yoav Stern, President & CEO commented, “This certification is in addition to our other previously announced certifications, including UL, CSA, ISO 45001:2018 and ISO 14001:2015. It is an important additional reinforcement of our vision to be the natural non-polluting solution to the post-Corona and trade-wars eras concerns of large corporations that ended up totally dependent on electronic low-cost production in the far east. Those supply chains proved to be addictive in a normal course of business, and disastrous upon crisis. The ecological proposition of Nano Dimension’s DragonFly machines and materials for proof of concept will enable companies to shorten supply chains, including for sophisticated PCBs, by building clean environmentally-friendly fabrication facilities “on the ground” at all eco-sensitive locations.”

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the benefits and potential of its products. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com